Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

January 27, 2010

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Pre-effective Amendment 3 to Registration Statement on Form S- I

Filed December 17, 2009

File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comment letter dated August 25, 2009 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

General

1.

We remind you that in the next amendment to your Form S-1 you should provide consent from your independent registered public accounting firm.

We have provided a consent from our independent registered accounting firm as Exhibit 23. to the S1A4.

2.

It appears that your auditor may have changed its name.  Please clarify for us what changes took place at the accounting firm and tell us what consideration you have to including disclosures under Item 304 of Regulation S-K.

The Company’s previous auditor, Hawkins Accounting, did change its name internally in 2009. Their services as auditor and the financials they audited did not change, however. One major change has occurred since the filing of the previous Amendment No. 3 to Registration Statement on Form S-1. On December 7, 2009, the Board of Directors of the Company engaged a new auditor for the future audits of the Company, commencing with the Audit for December 31, 2009. Our new auditor is Anton & Chia, CPAs.

The Merger, pages 3 and 21

3.

Please revise your disclosure to include the information that you provided in your response to prior comment 7 as to how the transaction was treated for accounting purposes.

We have revised the disclosure to include additional information on how the transaction was treated for accounting purposes. See “The Merger” description on pages 3 and 20.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

4.

We note your response to our prior comment 5.  Please revise to include a more specific and comprehensive discussion regarding why you believe the combination with EXACT ID will better position you in the marketplace.

We have revised the disclosure to include a more specific explanation of why Powin chose to enter into transaction with EXACT. See “The Merger” on page and 20 and “Recent Developments” on page 26.

Results of Operations, page 16

5.

We appreciate your response to prior comment 8; however, it does not appear that you were completely responsive to our comment. In this regard, please revise your results of operations to:

•

Quantify the impact that volume and price have had on your sales as well as any other items that have impacted the changes between each of the comparative interim and annual periods you have presented. Additionally, please discuss the impact that your major customers have had on your sales, if any.

•

Quantify the reasons for the changes in your cost of sales for each of the comparative interim and annual periods that you have presented. Your discussion of cost of sales should address your main cost drivers and how these costs have impacted your gross profit for the periods presented.

•

Quantify the reasons for the changes in your operating expenses from December 31, 2008 to December 31, 2007. Your discussion of operating expenses should explain the majority of the increases or decrease for your significant expense line items.

•

Quantify the reasons for changes in any other significant income statement line items from December 31, 2008 to December 31, 2007, as appropriate, including a discussion of the factors that contributed to changes in your effective tax rate from period-to-period.

•

Provide a more comprehensive discussion of the financial condition and operating performance of each of your reportable segments for the comparative interim and annual periods.

We have revised the disclosure to include the specific reasoning and discussions you have requested above. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 16.

Liquidity and Capital Resources, page 18

6.

We appreciate your response to prior comment 10. Please revise your registration statement to include a specific and comprehensive discussion of the terms of the significant covenants contained within your credit agreement, including presenting for your most significant financial covenants your actual rations/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  We would expect this information for Powin's and QBF's liquidity covenants, which you previously identified in your response letter dated October 8, 2009. Please also disclose a discussion of the waiver from the negative covenant that was provided by the bank on August 25, 2009.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

We have made this change per your request, and updated all information related to this section. Please see “Liquidity and Capital Resources,” page 18.

Customers, page 22; Note 11. Related Party Transactions, page 66

7.

Refer to comments 13 and 49 of our letter dated October 27, 2009. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601 (b)(10) of Regulation S-K if it were written, the registrant should provide as an exhibit to the registration statement a written description of the contract similar to that required for oral contracts or arrangements. Please revise or advise.

Per your request, a summary of the oral contracts is attached to the Registration Statement as Exhibit 10.13.

Subsequent compensation, page 22

8.

Disclosure that Zaixiang Lu and Jingshuang Liu were each issued 500,000 shares of common stock on July 10, 2009 appears inconsistent with disclosure in the financial statements' note 8 that Jingshuang Liu was issued 600,000 shares of common stock in June 2009. Please revise or advise.

Thank you for pointing out the discrepancy in share amounts that we somehow overlooked. Jingshuang Liu was issued 600,000 shares, and this amount has been reflected and updated throughout the disclosure.

Patents and Trademarks, page 22

9.

Refer to comment 14 of our letter dated October 27, 2009. The United States Patent and Trademark Office advised us that U.S. Serial No. 61/144,618 is a provisional patent application that expires on January 14, 2010. Please revise to clarify the type of patent application submitted by Powin to the United States Patent and Trademark Office and to state the provisional patent application's expiration date.

Powin filed a non-provisional application on January 14, 2010 with the information previously included in the provisional patent application related to U.S. Serial No. 61/144,618. The application has not yet been issued a new serial number by the USPTO. We respectfully request that you keep all information related to Powin’s patent applications confidential, as required by the USPTO in 35 USC 122(a), which provides in pertinent part: "[A]pplications for patents shall be kept in confidence by the Patent and Trademark Office and no information concerning the same given without authority of the applicant or owner unless necessary to carry out the provisions of an Act of Congress...."

Executive Compensation, page 30

10.

Refer to comment 21 of our letter dated October 27, 2009. As noted previously, for stock awards in column (e) of the summary compensation table, you must disclose the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R.   See Item 402(n)(2)(v) of Regulation S-K.  Further, as noted previously, you must include the dollar value of total compensation for the covered fiscal year in column (j) of the summary compensation table. See Item 402(n)(2)(x) of Regulation S-K. Please revise.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

We have revised the table per your instructions above and in accordance with Regulation S-K. See “Executive Compensation,” page 30.

11.

Update the disclosure to include compensation for the fiscal year ended December 31, 2009.

We have revised the table per your instructions above and in accordance with Regulation S-K. See “Executive Compensation,” page 30.

Compensation of Directors, page 31

12.

Notwithstanding the representation in response to comment 23 of our letter dated October 27, 2009 that footnote (1) to column (c) of the director compensation table is directly beneath the table, there is no text of footnote (1) beneath the table. Please revise.

We have included the footnote referenced in the table per your instructions above and in accordance with Regulation S-K. See “Executive Compensation,” page 30.

Selling Shareholders, page 33

13.

Refer to comment 25 of our letter dated October 27, 2009. Include the year in the first paragraph of this section.

We have made this change per your request. Please see “Selling Shareholders,” page 32.

14.

Since revised disclosure in the third paragraph of this section indicates that Mr. David W. Chambers is “the Company's former CFO and accountant,” please remove “CFO” next to his name in the selling shareholders table.

We have made this change per your request. Please see “Selling Shareholders,” page 32.

15.

We note that 15 new selling shareholders have been added to the table. Tell us briefly how each of the new selling shareholders acquired the shares of common stock being offered for resale.

We have made this change per your request. Please see “Selling Shareholders,” page 32. These new recipients of shares received the shares from David W. Chambers in private transactions.  One other addition since the filing of Amendment No. 3, Lisa Demmons, is a member of our legal team and received these shares as part of the fee arrangement with have with our legal counsel Vincent & Rees, L.C.

16.

If any new selling shareholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Powin must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

None of the new recipients are broker-dealers or affiliates of broker-dealers.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

17.

If any new selling shareholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

•

Purchased in the ordinary course of business the securities to be sold.

•

Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Powin is unable to make the representations noted above in the prospectus, Powin must state in the prospectus that the selling shareholder is an underwriter.

Language such as "'may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

None of the new recipients are broker-dealers or affiliates of broker-dealers.

18.

State any position, office, or other material relationship which each new selling shareholder has had within the past three years with Powin or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

None of the new recipients have held positions within Powin within the past three years. David Chambers served previously as the Company’s CEO, but this fact is included in the disclosure statement.

Common Stock, page 36

19.

Notwithstanding the representation made in response to comment 27 of our letter dated October 27, 2009 that the disclosure has been updated to November 20, 2009, the disclosure states that 160,435,871 shares of common stock are issued and outstanding as of July 27, 2009. As requested previously, update the disclosure to the most recent date practicable.

We have updated the dates listed per your request. All common stock amounts are accurate as of January 14, 2010.

Shares Eligible for Future Sale, page 37

20.

Revised disclosure indicates that 160,435,871 shares of common stock were issued and outstanding as of September 25, 2009. Update the disclosure to the most recent date   practicable.  Note that disclosures of the number of shares of common stock issued and   outstanding should be as of the same date throughout the prospectus to the extent appropriate.

We appreciate you pointing out this discrepancy. We have updated the dates listed per your request. All common stock amounts are accurate as of January 14, 2010.

Rule 144, page 37

21.

Refer to comment 28 of our letter dated October 27, 2009.  Describe what comprises “Form 10 type information" since some investors may be unfamiliar with the form and its requirements.

We have made this change per your request. Please see “Rule 144,” page 37.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

Financial Statements, page 40

General

22.

We note your response to our prior comment 29. However, the information contained in your footnotes to your September 30, 2009 financial statements is still not correct. We   again remind you that balance sheet information should compare the interim period end to   your fiscal year end. Please revise as appropriate.

We have made this change per your request. Please see the “Financial Statements” section, beginning on page 40.

23.

Please revise your consolidated statements of operations, consolidated statements of stockholders' equity, and consolidated statements of cash flows to state that the financial   information provided is as of the nine months ended September 30, 2009 and September   30, 2008 as opposed to saying the "quarters ended."

We have made this change per your request. Please see the “Notes to Consolidated Financial Statements” section, beginning on page 45.

24

.Please be advised that the FASB Accounting Standards Codification was effective for financial statements issued for interim and annual periods ending after September 15,   2009. In this regard, please revise, as applicable, the notes to your September 30, 2009   financial statements, to reflect your adoption of FASB ASC 105-10-65-1 (formerly, SFAS 168).

We have made this change per your request. Please see the “Notes to Consolidated Financial Statements” section, beginning on page 45.

25.

Please revise your December 31, 2008 audited financial statements to provide the disclosuresrequired by paragraph 40 of SFAS 128.

We have made this change per your request. Please see the “Notes to Consolidated Financial Statements” section, beginning on page 45.

Note 8 - Capital Stock, page 50

26.

We have reviewed your response to prior comment 36; however, it does not appear that you have been completely responsive to our previous comment. In regard to the common shares that are distributed to your legal counsel each month, please revise your footnotes to disclose the amount of the expense, how the amount was determined, and where the costs have been reflected in your financial statements. In addition, please explain why   both your consolidated statements of stockholders' equity and consolidated statements of cash flows for the nine month period ended September 30, 2009 does not reflect the share issuances for such legal services.

We have made this change per your request. Please see “Note 8: Capital Stock” in the “Notes to Consolidated Financial Statements” section on page 51.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

Note 9 - Business Segment Reporting, page 51

27.

We note your response to prior comment 38; however, it is still unclear to us whether all your revenue is generated domestically given that you previously responded to us that   products are delivered at ports in China and at facilities in the United States.  Please clarify this. In addition, as previously requested, please revise your disclosure to provide   the information required by paragraph 26 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

We have made this change per your request. Please see “Note 9: Business Segment Reporting” in the “Notes to Consolidated Financial Statements” section on pages 51 and 67, respectively.

Note 11 - Related Party Transactions, page 51 and 66

28.

We note your response to prior comment 46; however, please revise the footnotes to your September 30, 2009 and December 31, 2008 financial statements to disclose the terms of the loan. In addition, please revise your December 31, 2008 financial statements to ensure that the loan is classified within current liabilities.

We have made this change per your request. Please see “Note 11: Related Party Transactions” in the “Notes to Consolidated Financial Statements” section on pages 53 and 69, respectively.

Note 13 - Income Tax Provision, pages 52 and 67

29.

We note your response to our prior comment 39. As previously requested, please disclose why you generated tax losses during fiscal 2008. In addition, please include a discussion regarding why you are not subject to tax laws in China and discuss what tax laws you are subject to in the United States.

We have updated this disclosure per your request. As you’ll see from the updated S-1, we have clarified throughout that there are no Chinese operations of the company. Please see “Income Tax Provision”, pages 53 and 69.

Report of Independent Registered Pubic Accounting Firm, page 53

30.

Please tell us if your statement of income, stockholders' equity and cash flows for the year ended December 31, 2006 have been audited and have your registered public accounting firm revise their report as appropriate.

The statement of income, stockholders’ equity and cash flows for the year ended December 31, 2006 were audited. Please see the “Report of Independent Registered Public Accounting Firm,” page 55.

Consolidated Balance Sheets, page 54

31.

Please revise your balance sheet for the period ended December 31, 2008 to change the line item “benefit (provision) for income taxes” to say “deferred tax asset.”

We have made this change per your request. Please see “Consolidated Balance Sheet,” page 56.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

Consolidated Statements of Operations, page 56

32.

We note your response to prior comment 41. However, it appears that your presentation has not been revised. Please be advised that in a reverse recapitalization historical   earnings per share information should be retroactively restated to present the effects of   the recapitalization similar to a stock split. In this regard, please revise your historical statements of income to present restated earnings per share for fiscal 2007 and 2006.   Please refer to SAB Topic 4C and paragraph 54 of SFAS 128 , Earnings Per Share, for guidance.

The Company will make the following changes in Amendment #4 to its Form S-1/A: The historical statements of income will be revised to retroactively restate earnings per share for fiscal 2007 and 2006 as a result of the reverse recapitalization to present the equivalent number of shares received in the merger as if they were outstanding prior to the merger in accordance with SAB Topic 4C and paragraph 54 of SFAS 128, Earnings Per Share as follows:

	2008	2007	2006
Net Income	1,459,009	742,265	1,828,137
EPS	0.01	0.00	0.01
Weighted Average Shares	153,909,004	150,000,000	150,000,000

Consolidated Statements of Stockholders' Equity, pages 43 and 57

33.

We note your response to prior comment 42; however we are still unclear as to how you have reflected the shares exchanged in the merger. In a reverse recapitalization, the historical stockholders' equity of the accounting acquirer prior to the merger date is typically retroactively restated for the equivalent number of shares received in the merger. In this regard, it appears to us that the common stock share balance at both December 31, 2006 and December 31, 2007 should be 150,000,000. Additionally, when you roll forward to financial statements that include the merger date, we believe that the shares held by Exact immediately prior to the merger should be reflected on a separate line item titled “Shares effectively issued to former Exact shareholders as of the date of the recapitalization,” presented as though this were an issuance of stock on recapitalization date.

The Company will make the following changes in Amendment #4 to its Form S-1/A: The historical stockholders’ equity will be revised to retroactively restate the number of shares outstanding in fiscal 2007 and 2006 as a result of the reverse recapitalization. Additionally, we added a new line item titled "Shares effectively issued to former Exact shareholders as of the date of the recapitalization," to present the issuance of stock to Exact shareholders on the date of the recapitalization as follows:

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance at 12/31/2006	-	-	150,000,000	150,000	110,000	4,896,999	5,156,999
Distributions	-	-	-	-	-	(2,849,474)	(2,849,474)
Net Income	-	-	-	-	-	742,265	742,265
Balance at 12/31/2007	-	-	150,000,000	150,000	110,000	2,789,790	3,049,790
Shares effectively issued to
former Exact shareholders as of
the date of the recapitalization	4,142	414,200	5,445,099	5,445	7,031,066	(6,766,365)	684,346
Shares Issued for Service	-	-	3,150,000	3,150	44,100	-	47,250
From Sub-Chapter S to C Corp	-	-	-	-	1,717,725	(1,717,725)	-
Net Income	-	-	-	-	-	1,459,009	1,459,009
Balance at 12/31/2008	4,142	414,200	158,595,099	158,595	8,902,891	(4,235,291)	5,240,395
Accounting adjustment	-	-	70,780	71	(71)	-	-
Preferred Dividends Declared	595	59,500	-	-	(59,500)	-	-
Bonus Shares to employees	-	-	1,620,000	1,620	22,680	-	24,300
Shares Issued for Service	-	-	150,000	150	2,100	-	2,250
Net Income	-	-	-	-	-	1,107,274	1,107,274
Balance at 09/30/2009	4,737	473,700	160,435,879	160,436	8,868,100	(3,128,017)	6,374,219

Note 1 - Summary of Significant Accounting Policies, page 59

Nature of Business, page 59

34.

Please revise your disclosure to include the information that you provided in your response to prior comment 43.

We have amended the disclosure per your request above and have referenced the discussion of “The Merger” on pages 3 and 20.

Impairment of Long-Lived and Intangible Assets, pages 60

35.

We appreciate your response to prior comment 33. Please revise your note disclosure to include the information that you provided in your response. In addition, please revise to disclose your current consideration of FASB ASC 360-10-35-21 and FASB ASC 360-10-  35-29 and specifically discuss how you have considered the underutilization and losses incurred by QBF.

We have made this change per your request. Please see “Impairment of Long-Lived Assets,” page 62.

Revenue Recognition, page 60

36.

Please revise your footnote to include the information that you provided in your disclosures on page 46. In. addition, please include specific disclosures related to when title is transferred.

We have revised the disclosure pursuant to your comment above. Please see “Revenue Recognition,” page 62.

Mr. Jay E. Ingram and Mr. Edward M. Kelly

Securities and Exchange Commission

January 27, 2010

Note 5 - Property and Equipment, page 63

37.

We note your response to our prior comment 45; however, please revise to also present the estimated lives of your property and equipment by category in your footnote for the fiscal year ended December 31, 2008.

We have revised the disclosure pursuant to your comment above. Please see “Property and Equipment,” page 65.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By :   /s/ Joseph Lu

Joseph Lu, Chairman and CEO